UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Penn Virginia Corporation

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

4.50% Convertible Senior Subordinated Notes due 2012

(Title of Class of Securities)

707882AA4

(CUSIP Number of Class of Securities)

Nancy M. Snyder

Penn Virginia Corporation

Four Radnor Corporate Center, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies To:

Allan D. Reiss

Adorys Velazquez

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, New York 10103

Tel: (212) 237-0000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$236,325,000(1)	$27,438(2)

(1)	The transaction value is estimated only for the purposes of calculating the filing fee. This amount is based on the purchase of $230,000,000 aggregate principal amount of outstanding 4.50% Convertible Senior Subordinated Notes due 2012 at a tender offer price of $1,027.50 per $1,000 principal amount of notes.

(2)	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Penn Virginia Corporation, a Virginia corporation (the “Company”), and relates to an offer by the Company to purchase up to all $230,000,000 aggregate principal amount of its outstanding 4.50% Convertible Senior Subordinated Notes due 2012 (the “Convertible Notes”) for cash at a purchase price equal to $1,027.50 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference to the extent provided herein. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1.	SUMMARY TERM SHEET.

The information in the Offer to Purchase in the section entitled “Summary Terms of the Offer” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)        Name and Address. The name of the filing person is Penn Virginia Corporation. The Company’s principal executive offices are located at Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania, 19087. The Company’s telephone number is (610) 687-8900.

(b)        Securities. The subject class of securities is the 4.50% Convertible Senior Subordinated Notes due 2012. The principal amount of the Convertible Notes outstanding as of the date of this filing is $230.0 million.

(c)        Trading Market and Price. The Convertible Notes are not listed on any national securities exchange and there is no established trading market for the Convertible Notes. To the Company’s knowledge, the Convertible Notes are traded infrequently in transactions arranged through brokers, and market quotations for the Convertible Notes are only available on a limited basis upon request. The shares of common stock into which the Convertible Notes are convertible trade on the New York Stock Exchange under the symbol “PVA.” The quarterly high and low trading prices for the shares of common stock are set forth in the Offer to Purchase in the section entitled “The Offer—Market and Recent Prices for the Convertible Notes and the Common Stock” and are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)        The Company is the filing person and the subject company with its principal executive offices located at Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania, 19087. The Company’s telephone number is (610) 687-8900. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of the Company:

Name	Position
John U. Clarke	Director
Edward B. Cloues, II	Director
A. James Dearlove	Chief Executive Officer and Director
Robert Garrett	Director
Steven W. Krablin	Director
Philippe van Marcke de Lummen	Director
Marsha R. Perelman	Director
H. Baird Whitehead	President and Chief Operating Officer and Director
Gary K. Wright	Director
Steve A. Hartman	Senior Vice President and Chief Financial Officer
Nancy M. Snyder	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

The business address of each person set forth above is c/o Penn Virginia Corporation, Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania, 19087.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)        Material Terms.

(1) Tender	Offers.

(i)	The information set forth on the cover page to the Offer to Purchase, in the section entitled “Summary Terms of the Offer” and “The Offer” is incorporated herein by reference.

(ii)	The information set forth on the cover page to the Offer to Purchase, in the section entitled “Summary Terms of the Offer” and “The Offer” is incorporated herein by reference.

(iii)	The information set forth on the cover page to the Offer to Purchase, in the section entitled “Summary Terms of the Offer” and “The Offer” is incorporated herein by reference.

(iv)	Not Applicable.

(v)	The information contained in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(vi)	The information contained in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(vii)	The information contained in the Offer to Purchase in the sections entitled “Summary Terms of the Offer,” “The Offer—Procedures for Tendering the Convertible Notes” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(viii)	The information contained in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer—Purchase of the Convertible Notes; Payment of Purchase Price” is incorporated herein by reference.

(ix)	Not Applicable.

(x)	The information contained in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Offer” is incorporated herein by reference.

(xi)	The information contained in the Offer to Purchase in the section entitled “Purposes, Effects and Plans—Accounting Treatment of Repurchases of the Convertible Notes in the Offer” is incorporated herein by reference.

(xii)	The information contained in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “Purposes, Effects and Plans—Certain Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(2)	Mergers or Similar Transactions. Not Applicable.

(b)        Purchases. No Convertible Notes are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)        Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase in the sections entitled “Purposes, Effects and Plans—Purposes of the Offer; Certain Information About the Company,” “The Offer—Persons Employed in Connection with the Offer” and “The Offer—Transactions Related to the Offer” and in the Letter of Transmittal is incorporated herein by reference.

The Company has entered into the following agreements in connection with the Convertible Notes subject to the Offer:

(1)	Subordinated Indenture, dated December 5, 2007, among Penn Virginia Corporation, Penn Virginia Holding Corp., Penn Virginia Oil & Gas Corporation, Penn Virginia Oil & Gas GP LLC, Penn Virginia Oil & Gas LP LLC, Penn Virginia MC Corporation, Penn Virginia MC Energy L.L.C., Penn Virginia MC Operating Company L.L.C., Penn Virginia Oil & Gas, L.P. and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing indenture are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(2)	First Supplemental Indenture relating to the 4.50% Convertible Senior Subordinated Notes due 2012, dated December 5, 2007, between Penn Virginia Corporation, as issuer and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing supplemental indenture are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(3)	Call Option Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing call option confirmation are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(4)	Warrant Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant confirmation are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(5)	Call Option Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing call option confirmation are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.

(6)	Warrant Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant confirmation are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(7)	Call Option Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing call option confirmation are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(8)	Warrant Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant confirmation are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(9)	Call Option Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant confirmation are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(10)	Warrant Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant confirmation are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(11)	Warrant Transaction Amendment between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant transaction amendment are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(12)	Warrant Transaction Amendment between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant transaction amendment are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.
(13)

Warrant Transaction Amendment between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange

Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant transaction amendment are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.

(14)	Warrant Transaction Amendment between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)). Descriptions of the material provisions of the foregoing warrant transaction amendment are incorporated herein by reference to Item 1.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2007.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)        Purposes. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “Purposes, Effects and Plans” is incorporated herein by reference.

(b)       Use of Securities Acquired. The Convertible Notes validly tendered and accepted in the Offer will be cancelled.

(c)        Plans.

(1)-(2)	Not Applicable.

(3)	The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer,” “Purposes, Effects and Plans” and “The Offer—Transactions Related to the Offer” is incorporated herein by reference.

(4)-(8)	Not Applicable.

(9)	The information set forth in the Offer to Purchase in the sections entitled “Purposes, Effects and Plans” and “The Offer—Transactions Related to the Offer” is incorporated herein by reference.

The Company maintains the following stock option and purchase plans:

1.	Penn Virginia Corporation and Affiliated Companies’ Employees’ 401(k) Plan.

2.	Penn Virginia Corporation Supplemental Employee Retirement Plan.

3.	Penn Virginia Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan.

4.	Penn Virginia Corporation Fifth Amended and Restated 1995 Directors’ Compensation Plan.

5.	Penn Virginia Corporation Seventh Amended and Restated 1999 Employee Stock Incentive Plan.

(10)	Not Applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)        Source of Funds. The information set forth in the Offer to Purchase in the sections entitled “The Offer—Source and Amount of Funds,” “The Offer—Principal Amount of Convertible Notes; Price” and “The Offer—Fees and Expenses” is incorporated herein by reference.

(b)        Conditions. The information in the Offer to Purchase under the heading “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(d)        Borrowed Funds. Not Applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)        Security Ownership. None of the Convertible Notes are beneficially owned by the Company, its directors, executive officers or affiliates.

(b)        Securities Transactions. To the knowledge of the Company after making reasonable inquiry, none of the persons referenced in this item have engaged in any transactions in the Convertible Notes during the 60 days preceding the date of this Schedule TO.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)        Solicitations or Recommendations. The information set forth in the Offer to Purchase in the section entitled “The Offer—Persons Employed in Connection with the Offer” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

None.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 8, 2011.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Voluntary Offering Instruction.
(a)(1)(iv)	Notice of Withdrawal.
(a)(1)(v)	Letter to Brokers.
(a)(1)(vi)	Letter to Clients.
(a)(5)	Press Release, dated March 8, 2011.
(b)	Not Applicable.
(c)	Not Applicable.
(d)(1)	Subordinated Indenture, dated December 5, 2007, among Penn Virginia Corporation, Penn Virginia Holding Corp., Penn Virginia Oil & Gas Corporation, Penn Virginia Oil & Gas GP LLC, Penn Virginia Oil & Gas LP LLC, Penn Virginia MC Corporation, Penn Virginia MC Energy L.L.C., Penn Virginia MC Operating Company L.L.C., Penn Virginia Oil & Gas, L.P. and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(2)	First Supplemental Indenture relating to the 4.50% Convertible Senior Subordinated Notes due 2012, dated December 5, 2007, between Penn Virginia Corporation, as issuer and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(3)	Call Option Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(4)	Warrant Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(5)	Call Option Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).

(d)(6)	Warrant Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(7)	Call Option Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(8)	Warrant Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(9)	Call Option Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(10)	Warrant Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(11)	Warrant Transaction Amendment between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(12)	Warrant Transaction Amendment between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(13)	Warrant Transaction Amendment between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(14)	Warrant Transaction Amendment between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENN VIRGINIA CORPORATION

By:	/s/ A. JAMES DEARLOVE
Name: A. James Dearlove Title: Chief Executive Officer

Dated: March 8, 2011

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated March 8, 2011.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Voluntary Offering Instruction.
(a)(1)(iv)	Notice of Withdrawal.
(a)(1)(v)	Letter to Brokers.
(a)(1)(vi)	Letter to Clients.
(a)(5)	Press Release, dated March 8, 2011.
(b)	Not Applicable.
(c)	Not Applicable.
(d)(1)	Subordinated Indenture, dated December 5, 2007, among Penn Virginia Corporation, Penn Virginia Holding Corp., Penn Virginia Oil & Gas Corporation, Penn Virginia Oil & Gas GP LLC, Penn Virginia Oil & Gas LP LLC, Penn Virginia MC Corporation, Penn Virginia MC Energy L.L.C., Penn Virginia MC Operating Company L.L.C., Penn Virginia Oil & Gas, L.P. and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(2)	First Supplemental Indenture relating to the 4.50% Convertible Senior Subordinated Notes due 2012, dated December 5, 2007, between Penn Virginia Corporation, as issuer and Wells Fargo Bank, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(3)	Call Option Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(4)	Warrant Confirmation dated November 29, 2007 between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(5)	Call Option Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(6)	Warrant Confirmation dated November 29, 2007 between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(7)	Call Option Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(8)	Warrant Confirmation dated November 29, 2007 between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(9)	Call Option Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).

(d)(10)	Warrant Confirmation dated November 29, 2007 between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(11)	Warrant Transaction Amendment between JPMorgan Chase Bank, National Association, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(12)	Warrant Transaction Amendment between Lehman Brothers OTC Derivatives Inc. and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(13)	Warrant Transaction Amendment between Wachovia Bank, National Association and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(d)(14)	Warrant Transaction Amendment between UBS AG, London Branch and Penn Virginia Corporation (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2007 (File No. 001-13283)).
(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.